June 20, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A
Dear Ms. Rossotto,
Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Principal Funds, Inc. (the “Registrant”) is filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to the Registrant’s registration statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (the “Amendment”).
The Registrant is filing the Amendment to add eleven new series (the “Principal LifeTime Hybrid Funds”) in existing share classes (Classes Institutional, R-3 and R-5). The Principal LifeTime Hybrid Funds will be target date funds similar to the Registrant’s existing Principal LifeTime Funds; the difference is that the Principal LifeTime Hybrid Funds will have a majority of their assets invested in passively-managed funds. Because the Principal LifeTime Hybrid Funds are similar to the existing Principal LifeTime Funds, the share classes currently exist, and other disclosure in the filing has been reviewed as part of the annual update process, the Registrant requests selective review of the disclosure relevant to the limited changes in this filing (for example, principal investment strategies, principal risks, annual fund operating expense information and examples). See Release No. 33-6510 (February 15, 1984).
The Registrant is also filing the Amendment to revise performance information in the Average Annual Total Returns tables for Classes A and P shares of the MidCap Value Fund III, and Class P shares of the LargeCap Growth Fund I. Because these classes and series currently exist, and other disclosure in the filing was reviewed with respect to Registrant’s filing of Post-Effective Amendment No. 138 to the Registration Statement pursuant to Rule 485(a) on April 4, 2014, the Registrant requests selective review of the disclosure relevant to the limited changes in this filing. See Release No. 33-6510.
The Registrant will update certain information in a subsequent filing pursuant to Rule 485(b) under the 1933 Act, including, for example, 5% and 25% ownership information and other accounts managed information in the Portfolio Manager Disclosure section.
The Amendment consists of the following:

(1)	Facing Page

(2)	Part A

(a)	a prospectus for Classes Institutional, R-3 and R-5 of the eleven new series

(b)	a prospectus for Classes A and P shares of the MidCap Value Fund III and Class A shares of the LargeCap Growth Fund I

(3)
Part B (an amended and restated Statement of Additional Information that includes each of the Registrant’s series with an October 31 fiscal year end, as well as revisions related to the above-listed series and classes)

(4)	Part C, and

(5)	Signature pages.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Registrant is not filing the Amendment to update or amend the prospectuses or statement of additional information for the Registrant’s other series with an October 31 fiscal year end or for Registrant’s series with an August 31 fiscal year end.
Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant

2